Exhibit 99.1

Cheetah Mobile Inc. Reports First Quarter 2014

Unaudited Financial Results

1Q14 Total Revenues Up 131.6% YoY and 17.3% QoQ to RMB315.7 Million

1Q14 Online Marketing Services Revenues Up 97.2% YoY and 9.3% QoQ to RMB232.2 Million

1Q14 IVAS Revenues Up 1533.9% YoY and 71.0% QoQ to RMB71.8 million

Beijing, China, June 2, 2014 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited financial results for the first quarter ended March 31, 2014. The Company will hold a conference call at 8:00 p.m. Eastern Time on June 2, 2014. Dial-in details are provided at the end of the release.

First Quarter 2014 Highlights

•	Total revenues increased by 131.6% year-over-year and 17.3% quarter-over-quarter to RMB315.7 million ($50.8 million) from RMB136.3 million in the prior year period and RMB269.2 million in the prior quarter.

•	Online marketing services revenues grew 97.2% year-over-year and 9.3% quarter-over-quarter to RMB232.2 million (US$37.4 million) from RMB117.8 million in the prior year period and RMB212.5 million in the prior quarter.

•	Internet value-added services (“IVAS”) revenues increased by 1,533.9% year-over-year and 71.0% quarter-over-quarter to RMB71.8 million (US$11.6 million) from RMB4.4 million in the prior year period and RMB42.0 million in the prior quarter.

Key Operating Metrics

•	Total mobile user installations globally increased by 44.9% quarter-over-quarter to 502.1 million as of March 31, 2014 from 346.6 million as of the prior quarter end.

•	Mobile monthly active users (“Mobile MAUs”) increased by 385.6% year-over-year and 33.9% quarter-over-quarter to 222.5 million as of March 2014 from 45.8 million in the prior year period and 166.2 million in the prior quarter.

•	Mobile MAUs from overseas markets were 63.0% of total mobile MAUs in March 2014, compared with 53.0% in the prior quarter.

•	Monthly active users of Duba.com Personal Start Page increased by 43.0% to 54.3 million in March 2014 from 38.0 million in the prior year period and 46.8 million in the prior quarter.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are pleased to see an exciting start in 2014 and to report solid operating and financial results for our first quarter of the year. We are also very proud that as of March 2014, we were again the publisher of the #1 mobile application in the Tools category on Google Play worldwide and the #2 internet security software provider in China. Our mobile applications continued to gain popularity worldwide, adding new users at a rapid pace. Mobile MAUs increased 385.6% year-over-year to 222.5 million with approximately 63.0% of mobile MAUs coming from overseas markets, mostly the US and Europe. Looking forward, we plan to further solidify our global market position, and capitalize on the increasingly global and mobile-centric internet market by further growing our mobile user base, deepening our global penetration, enhancing our mobile monetization capability and pursuing strategic investments and acquisitions to expand our product portfolio and global service capabilities.”

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “Despite weak seasonality, we delivered the eighth consecutive quarter of revenue growth, with revenues having grown 17.3% sequentially and 131.6% year-over-year to RMB315.7 million. In addition to strong top-line growth, in the first quarter, we are also seeing encouraging results in our mobile business. While mobile monetization is still in its early stage, mobile already accounted for 17.0% of our revenues in the quarter, up from 1.6% a year ago and 11.6% in the fourth quarter of 2013. In 2014, we will continue to invest in our mobile business and step-up our efforts to capture exciting growth opportunities in the global mobile internet market.”

First Quarter 2014 Financial Results

REVENUES

Total revenues for the first quarter of 2014 increased by 131.6% to RMB315.7 million (US$50.8 million) from RMB136.3 million in the prior year period. This increase was primarily due to the increase in revenues from online marketing services and IVAS. Revenues generated from our mobile business increased to RMB53.7 million (US$8.6 million) from RMB2.1 million resulting from the increased acceptance of the Company’s mobile marketing services and the growth of its mobile gaming services. Mobile revenues as a percentage of total revenues for the first quarter was 17.0% compared to 1.6% in the prior year period.

•	Revenues from online marketing services increased by 97.2% to RMB232.2 million (US$37.4 million) in the first quarter of 2014 from RMB117.8 million in the prior year period. This increase was due to growth in marketing revenues from key online marketing customers driven by significant growth in our user traffic on the Company’s online marketing platforms.

•	Revenues from internet value added services (“IVAS”) increased significantly by 1,533.9% to RMB71.8 million (US$11.6 million) in the first quarter of 2014 from RMB4.4 million in the prior year period. This increase was primarily driven by the increase in the number of PC and mobile games the Company published and the increase in the number of monthly paying users.

•	Revenues from internet security services and others decreased by 17.2% to RMB11.7 million (US$1.9 million) in the first quarter of 2014 from RMB14.1 million in the prior year. This decrease was primarily due to the Company ceasing to promote subscriptions services to paying users in a strategic reorientation which started in 2011, resulting in a decrease in the number of paying customers.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 203.8% to RMB70.4 million (US$11.3 million) in the first quarter of 2014 from RMB23.2 million in the prior year period. The increase in cost of revenues was mainly driven by higher bandwidth and IDC costs as well as sharing and content costs. Bandwidth and IDC costs increased as a result of the growing user base and user traffic. The increase in sharing and content costs was primarily associated with the strong performance of licensed mobile game titles.

Gross profit increased by 116.8% to RMB245.3 million (US$39.5 million) in the first quarter of 2014 from RMB113.1 million in the prior year period. Gross margin was 77.7% in the first quarter of 2014 compared with 83.0% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the first quarter of 2014 increased by 148.8% to RMB226.0 million (US$36.4 million) from RMB90.9 million in the prior year period primarily due to an increase in research and development expenses, selling and marketing expenses, and general and administrative expenses.

•	Research and development expenses increased by 101.0% to RMB77.8 million (US$12.5 million) from RMB38.7 million in the prior year period. This increase was primarily due to the expansion of research and development personnel, mainly to further develop the Company’s mobile business and cloud-based analytics engines.

•	Selling and marketing expenses increased by 187.0% to RMB111.6 million (US$18.0 million) from RMB38.9 million in the prior year period. The increase was primarily due to expenses incurred in further promoting Cheetah’s mobile applications, in particular Clean Master.

•	General and administrative expenses increased by 176.3% to RMB36.6 million (US$5.9 million) from RMB13.3 million in the prior year period. This increase was primarily due to an increase in staff costs and professional service fees.

Operating profit in the first quarter of 2014 was RMB19.3 million (US$3.1 million) compared with RMB22.3 million in the prior year period. Operating margin was 6.1% compared with 16.4% in the prior year period.

Adjusted operating profit1 increased by 20.9% to RMB33.3 million (US$5.4 million) in the first quarter of 2014 from RMB27.6 million in the prior year period. For the first quarter of 2014, share-based compensation expenses were RMB 14.1 million ($2.3 million) compared with RMB 5.3 million in the first quarter of 2013. Adjusted operating margin2 decreased to 10.6% in the first quarter of 2014 from 20.2% in the prior year period.

NET INCOME

Net income decreased by 35.9% to RMB18.7 million (US$3.0 million) in the first quarter of 2014 from RMB29.2 million in the prior year period. Net margin decreased to 5.9% from 21.4% in the prior year period.

Adjusted net income3 decreased by 4.8% to RMB32.8 million (US$5.3 million) from RMB34.4 million in the prior year period. Adjusted net margin4 decreased to 10.4% in the first quarter of 2014 from 25.3% in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS5 in the first quarter of 2014 decreased to RMB0.16 (US$0.02) from RMB0.27 in the prior year period.

Adjusted diluted earnings per ADS6 in the first quarter of 2014 decreased to RMB0.27 (US$0.04) from RMB0.32 in the prior year period.

[1]	Adjusted operating profit is a non-GAAP financial measure, which is defined as adjusted operating profit excluding share-based compensation.
[2]	Adjusted operating margin is a non-GAAP financial measure, which is defined as adjusted operating profit as a percentage of total revenues.
[3]	Adjusted net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation costs.
[4]	Adjusted net margin is a non-GAAP financial measure, which is defined as adjusted net income as a percentage of total revenues.
[5]	ADS is American Depositary Share. Each ADS represents 10 Class A ordinary shares of the Company. Diluted earnings per ADS is net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.
[6]	Adjusted diluted earnings per ADS is a non-GAAP financial measure, which is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.

INITIAL PUBLIC OFFERING

On May 13, 2014, the Company completed its initial public offering (“IPO”) of 12,000,000 American depositary shares (“ADSs”), representing 120,000,000 Class A ordinary shares, at $14.00 per ADS. Concurrently with the IPO, Kingsoft Corporation Limited, Xiaomi Ventures Limited and Baidu Holdings Limited subscribed for 7,142,857, 14,285,714 and 14,285,714 Class A ordinary shares of the Company, respectively, at a price of US$1.40 per share, for a total of $50 million. On May 30, 2014, the Company was notified that the underwriters for the IPO had elected to exercise the over-allotment option to purchase an additional 1,800,000 ADSs, representing 18,000,000 Class A ordinary shares, from the Company in full.

CASH AND TIME DEPOSITS BALANCE

As of March 31, 2014, the Company had cash, cash equivalents, and short-term investments of RMB496.1 million (US$79.6 million).

SHARES OUTSTANDING

As of March 31, 2014, the Company had a total of 1,225,456,652 ordinary shares and preferred shares outstanding.

Immediately after the closing of the over-allotment option, the Company will have a total of 1,399,170,937 ordinary shares outstanding, comprised of 173,714,285 Class A ordinary shares and 1,225,456,652 Class B ordinary shares.

BUSINESS OUTLOOK

For the second quarter of 2014, the Company expects its total revenues to be between RMB335 million and RMB345 million, representing a year-over-year growth of approximately 111% to 117%. The forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Company will hold a conference call on Monday, June 2, 2014 at 8:00 pm Eastern Time or Tuesday, June 3, 2014 at 8:00 am Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-877-870-4263
International Toll Free:	+1-412-317-0790
China Domestic:	4001-201203
Hong Kong:	+800-905945
Conference ID:	#10047298

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2164 to US$1.00, the noon buying rate in effect on March 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company with approximately 362 million monthly active users in March 2014. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. Cheetah Mobile is the second largest internet security software provider in China by monthly active users as of March 2014, according to iUserTracker of iResearch, and the publisher of Clean Master, the #1 mobile app in the Google Play Tools category worldwide by monthly downloads in March 2014, according to App Annie.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses adjusted operating profit, adjusted operating margin, adjusted net income, adjusted net margin and adjusted diluted earnings per ADS, which are non-GAAP financial measures.

Adjusted operating profit and adjusted operating margin reflects operating profit excluding share-based compensation costs. Adjusted net income is net income excluding share-based compensation costs. Adjusted net margin is adjusted net income as a percentage of total revenues. Adjusted diluted earnings per ADS is adjusted net income or loss attributable to ordinary shareholders divided by weighted average number of diluted ADS.

The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation costs adds clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation costs, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Cheetah Mobile Limited Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheet

(in ‘000, except for per share data)

	As of
	December 31, 2013 RMB (Audited)	March 31, 2014 RMB (Unaudited)	March 31, 2014 US$ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	530,536	438,789	70,401
Short-term investments	55,780	57,326	9,198
Accounts receivable	100,428	143,568	23,034
Prepayments and other current assets	63,037	52,536	8,429
Due from related parities	12,868	12,909	2,071
Deferred tax assets	1,913	896	144

Total current assets	764,562	706,024	113,277

Non-current assets:
Property and equipment, net	31,326	32,834	5,268
Intangible assets, net	32,850	32,340	5,189
Goodwill	52,819	53,176	8,532
Long-term investments	12,054	68,958	11,063
Due from related parities	—	37,177	5,965
Deferred tax assets	7,178	6,947	1,115
Other non-current assets	8,804	9,436	1,514

Total non-current assets	145,031	240,868	38,646

Total assets	909,593	946,892	151,923

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Accounts payable	23,439	39,711	6,371
Accrued expenses and other current liabilities	181,551	178,580	28,652
Redemption right liabilities	5,711	1,439	231
Deferred revenue	7,840	21,928	3,518
Due to related parties	31,893	6,103	979
Income tax payable	13,534	22,118	3,549

Total current liabilities	263,968	269,879	43,300

Non-current liabilities:
Deferred revenue	2,866	2,254	362
Deferred tax liability	39,206	32,489	5,213
Other non-current liabilities	9,485	9,823	1,576

Total non-current liabilities	51,557	44,566	7,151

Total liabilities	315,525	314,445	50,451

Commitments and contingencies

Mezzanine equity:
Series A convertible preferred shares	119,976	119,976	19,249
Series B convertible preferred shares	321,965	321,965	51,658

Total mezzanine equity	441,941	441,941	70,907

Shareholders’ equity:
Ordinary shares	150	150	24
Additional paid-in capital	63,919	79,117	12,694
Retained earnings	74,819	93,518	15,004
Accumulated other comprehensive income	13,239	17,721	2,843

Total shareholders’ equity	152,127	190,506	30,565

Total liabilities, mezzanine equity and shareholders’ equity	909,593	946,892	151,923

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(in ‘000, except for per share data and number of shares and ADSs)

	For the three months ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	136,311	269,179	315,712	50,787
Online marketing services	117,767	212,532	232,192	37,351
Internet value-added services	4,395	42,004	71,810	11,552
Internet security services and others	14,149	14,643	11,710	1,884

Cost of revenues (a)	(23,179)	(50,630)	(70,417)	(11,328)

Gross profit	113,132	218,549	245,295	39,459

Operating expenses:
Research and development (a)	(38,684)	(58,214)	(77,760)	(12,509)
Selling and marketing (a)	(38,891)	(87,012)	(111,636)	(17,958)
General and administrative (a)	(13,266)	(23,095)	(36,649)	(5,896)

Total operating expenses	(90,841)	(168,321)	(226,045)	(36,363)

Operating profit	22,291	50,228	19,250	3,096
Other income (expenses):
Interest income	1,111	2,549	1,980	319
Changes in fair value of redemption right granted to a non-controlling shareholder	—	6,593	3,488	561
Changes in fair value of contingent consideration	(94)	(425)	(437)	(70)
Changes in fair value of put options granted to employees	—	—	332	53
Foreign exchange gain (loss), net	154	(402)	(40)	(6)
Other income, net	2,270	220	269	43
Gains (losses) from equity method investments	—	721	(1,547)	(249)

Income before tax	25,732	59,484	23,295	3,747
Income tax benefit (expense)	3,421	(33,490)	(4,596)	(739)

Net income	29,153	25,994	18,699	3,008

Earnings per share
Basic	0.03	0.02	0.02	0.00
Diluted	0.03	0.02	0.02	0.00

Earnings per ADS
Basic	0.29	0.22	0.16	0.03
Diluted	0.27	0.21	0.16	0.02

Weighted average number of shares outstanding
Basic	919,980,149	937,219,852	944,224,593	944,224,593
Diluted	1,068,062,460	1,203,409,240	1,208,937,986	1,208,937,986
Weighted average number of ADSs used in computation
Basic	91,998,015	93,721,985	94,422,459	94,422,459
Diluted	106,806,246	120,340,924	120,893,799	120,893,799

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(407)	(3,087)	3,513	565
Unrealized gains on available-for-sale securities, net	—	20,960	969	156

Other comprehensive income (loss)	(407)	17,873	4,482	721

Comprehensive income	28,746	43,867	23,181	3,729

(a)	Share-based compensation expenses

(‘000)	For the three months ended
	March 31, 2013	December 31, 2014	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	4	2	–2	0
Research and development	2,030	4,432	6,029	970
Selling and marketing	122	2,399	817	131
General and administrative	3,128	2,775	7,237	1,164

Total	5,284	9,608	14,081	2,265

Cheetah Mobile Inc.

Reconciliation of GAAP to Non-GAAP Results

(in ‘000, except for per share data)

	Three Months Ended March 31, 2013			Three Months Ended December 31, 2013			Three Months Ended March 31, 2014
	GAAP RMB (Unaudited)	Adjustment* RMB (Unaudited)	Non-GAAP RMB (Unaudited)	GAAP RMB (Unaudited)	Adjustment* RMB (Unaudited)	Non-GAAP RMB (Unaudited)	GAAP RMB (Unaudited)	Adjustment* RMB (Unaudited)	Non-GAAP RMB (Unaudited)	Non-GAAP US$ (Unaudited)
Operating expenses	(90,841)	(5,284)	(96,125)	(168,321)	(9,608)	(177,929)	(226,045)	(14,081)	(240,126)	34,098
Operation Profit	22,291	5,284	27,575	50,228	9,608	59,836	19,250	14,081	33,331	5,361
Net income	29,153	5,284	34,437	25,994	9,608	35,602	18,699	14,081	32,780	5,273

Diluted earnings per ADS	0.27	0.05	0.32	0.21	0.08	0.29	0.16	0.12	0.27	0.04

Note: *Adjustment to exclude the share-based compensation expense of each period.

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications

(Unaudited, in ‘000, except for per share data)

	For the three months ended
	March 31, 2013 RMB (Unaudited)	December 31, 2014 RMB (Unaudited)	March 31, 2014 RMB (Unaudited)	March 31, 2014 USD (Unaudited)
PC	134,175	237,906	262,009	42,148
Mobile	2,136	31,273	53,703	8,639

Total	136,311	269,179	315,712	50,787